

Mail Stop 4720

July 23, 2009

By U.S. Mail and Facsimile to: (913) 327-1921

Rick L. Weller
Chief Financial Officer
Euronet Worldwide, Inc.
4601 College Boulevard, Suite 300
Leawood, Kansas 66211

> **Re: Euronet Worldwide, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **File No. 001-31648**

Dear Mr. Weller:

We have reviewed your response filed with the Commission on July 14, 2009 and have the following comment. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 11. Executive Compensation, page 98

Compensation Discussion and Analysis, page 27 of Definitive Proxy Statement on Schedule 14A

Annual Bonus, page 30 of Definitive Proxy Statement on Schedule 14A

1.   We note your July 14, 2009 response to comment 1 in our letter dated June 30, 2009. We are not persuaded by your arguments not to provide the information in next year's proxy statement, and we continue to believe that shareholders should be provided with performance target information. Please provide us with proposed revised disclosure that includes the performance targets for 2008 and

Rick L. Weller
Euronet Worldwide, Inc.
July 23, 2009
Page 2

confirm that the company will disclose similar performance targets in future filings.

Closing Comments

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3418 with any questions.

Sincerely,

William Friar
Senior Financial Analyst